January 21, 2025

Tony Koblinski
Chief Executive Officer
TCFIII SPACECO HOLDINGS LLC
5351 Argosy Avenue
Huntington Beach, CA 92649

       Re: TCFIII SPACECO HOLDINGS LLC
           Amendment No. 2 to
           Draft Registration Statement on Form S-1
           Submitted January 7, 2024
           CIK No. 0002040127
Dear Tony Koblinski:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 19, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1 filed January 7,
2025
General

1. We note that you have restated the previously issued financial statements for the fiscal years ended December 31, 2023 and 2022. As appropriate, please label each column
       of the corrected financial information as    restated    throughout the
filing (e.g.,
       Summary of Consolidated Financial Data; Results of Operations). Refer to ASC 250-
       10-50-7 through 50-10.
 January 21, 2025
Page 2
Summary Consolidated Financial Data, page 17

2. Your disclosures on page F-25 and F-49 state that, in connection with an initial public offering and potential changes in corporate structure, vested P Units
are    entitled    to
       be exchanged or converted into new shares of the converted Company. Please revise
       to clarify what you mean by    entitled to be exchanged or converted
(e.g., automatic
       conversion; exchanged at holders    discretion) and whether any shares
of the P Units
       are expected to be outstanding after the IPO and changes in corporate structure. If so, revise to disclose more detail information about the terms and rights of the P Unit holders.
3. We also note that your calculation of the pro forma per share data do not appear to reflect the impact of the exchange or conversion of the P Units. Please revise or explain, as appropriate.
12. Share-Based Compensation, page F-25

4. We note your revised disclosures in response to prior comment 11. You previously indicated that ASC 710 was applied to account for your PIUs or P units. However, you later determined that the P Units should have been accounted for as share-based compensation awards under ASC 718. As previously requested, please provide us with a comprehensive analysis of the rights and characteristics of the PIUs that you considered and your basis for the accounting treatment, including specific authoritative guidance that supports your analysis. Please specifically discuss your consideration of an employee's rights upon a voluntary termination. Recently issued accounting pronouncements, page F-39

5. We note that your disclosures regarding adoption of recently issued standards. Given your intention to take advantage of the extended transition period provided in Section
       7(a)(2)(B) of the Securities Act, please revise your disclosure to disclose the date on which adoption is required for non-emerging growth companies and also the date on which you will adopt the recently issued accounting standard, assuming you remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act
       Frequently Asked Questions.
Amendment No. 1 to Draft Registration Statement on Form S-1 filed December 23, 2024
General

6. We note your revisions made in response to previous comment 10 and reissue same.
       Please revise your disclosure to fully respond to previous comment 10. If the forum selection provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. Please add
 January 21, 2025
Page 3

       appropriate risk factor disclosure regarding your forum selection provision.
        Please contact Eiko Yaoita Pyles at 202-551-3587 or Ernest Greene at 202-551-3733
if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing